SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A. reviews Guidance for 2007

São Paulo, June 20, 2007 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, that operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, that operates the VARIG brand), today reviewed its financial outlook (“guidance”) for 2Q07 and full year 2007.

For 2Q07, capacity additions should facilitate an increase in GLAI ASKs of approximately 60% versus 2Q06; an increase of approximately 100% including VRG’s 2Q07E ASKs of 1.8mm. During the quarter, GOL incorporated into its fleet two new Boeing 737 aircraft; the VRG fleet is expected to finish the quarter with 19 aircraft -16 737s and three 767s. GLAI RPKs in 2Q07 should increase approximately 50% versus 2Q06; an increase of approximately 80% including VRG’s 2Q07E RPKs of 1.0mm. For the second quarter, GLAI expects to achieve a load factor of approximately 71% (68% including VRG), a passenger yield of approximately R$19 cents (R$18 cents including VRG), and net operating revenues per ASK (“RASK”) of approximately R$14.5 cents (R$14 cents including VRG). Operating expenses per ASK, excluding fuel, are expected to decrease approximately 5% in the quarter and, for 2Q07, the Company estimates an operating cost per ASK excluding fuel (“non-fuel CASK”) of approximately R$8.5 cents (R$8.8 cents including VRG).

Also, the Company has reviewed its full year guidance to account for the incorporation of expected results from VRG and the issue of 6,082,220 preferred shares, of which a portion was used for the acquisition of VRG. GOL Linhas Aéreas Inteligentes S.A. assumed control of VRG on April 9, 2007. On June 14, 2007, after the end of the term of the preemptive rights offering granted to minority shareholders, the Board of Directors ratified the capital increase. Currently, GOL has 202,294,509 total shares outstanding.

GLAI’s old and new guidance for 2007 full year can be found in the table below:

Guidance	2007 FY Old	2007 FY New

ASK Growth	+/- 80%	+/-80%
Load Factor	+/- 72%	+/-72%
Net Revenues	+/- R$ 6.1 billion	+/- R$ 6.0 billion
CASK ex-fuel	+/- R$ 8.1 cents	+/- R$ 8.1 cents
Operating Margin	+/- 20%	+/-18%
Earnings per Share	R$ 4.20 - R$ 4.70	R$ 3.70 – R$ 4.20

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About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. (GLAI) is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 58 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolivia, 0004 055 127 in Uruguay, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 90 daily flights to 11 destinations in Brazil: Brasília, Belo Horizonte, Curitiba, Fortaleza, Fernando de Noronha, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador and São Paulo. VRG also offers 22 daily flights to four international destinations in South America and Europe: Buenos Aires, Bogotá and Caracas, in South America and Frankfurt, in Europe. For more information on VARIG flight tables and fares, please access our site at www.varig.com.br or call: 4003-7000 in Brazil, 54 11 4329 9211 in Argentina (Buenos Aires), 0810 32182744 in Argentina (Other), 59 1 333 1105 in Bolivia, 56 2 707 8007 in Chile, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 49 1803 33 43 53 in Germany, 39 023 859 1250 in Italy, 52 (55) 5280 9192 in Mexico, 34 91 754 7014 in Spain, and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail:
Site: www.voegol.com.br/ir	comunicacaocorporativa@golnaweb.com.br

Media – Brazil & Latin America	Media – U.S. & Europe
MVL Comunicação; D. Barbará and E. Oliveira	Edelman; G. Juncadella and M. Smith
Ph: (5511) 3049-0349 / 0341	Ph: 1 (212) 704-4448 / 704-8196
E-mail:	E-mail:gabriela.juncadella@edelman.com
daniela.barbara@mvl.com.br	meaghan.smith@edelman.com
eduardo.oliveira@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.